Exhibit 99.1

LightInTheBox Reports Second Quarter 2018 Financial Results

Beijing, China, September 20, 2018 - LightInTheBox Holding Co., Ltd. (NYSE: LITB) (“LightInTheBox” or the “Company”), a global online retail company that delivers products directly to consumers around the world, today announced its unaudited financial results for the second quarter of 2018.

Second Quarter 2018 Financial Results

Net revenues decreased 29.4% year-over-year to $55.4 million from $78.5 million in the same quarter of 2017. Net revenues from product sales were $52.0 million, compared with $73.7 million in the same quarter of 2017. Net revenues from service and others were $3.4 million, compared with $4.8 million in the same quarter of 2017. As a percentage of net revenues, service and others accounted for 6.1% during the second quarter of 2018.

Total orders of product sales were 0.9 million during the second quarter of 2018, compared with 1.7 million in the same quarter of 2017. Total number of customers for product sales was 0.7 million for the second quarter of 2018, compared with 1.4 million in the same quarter of 2017.

Product sales in the apparel category were $18.7 million for the second quarter of 2018, compared with $27.0 million in the same quarter of 2017. As a percentage of product sales, apparel revenues accounted for 36.0% for the second quarter of 2018, compared with 36.6% in the same quarter of 2017. Product sales from other general merchandise were $33.3 million for the second quarter of 2018.

Product sales in Europe were $24.9 million for the second quarter of 2018, compared with $37.4 million in the same quarter of 2017, representing 47.8% of total product sales for the second quarter of 2018. Product sales in North America were $10.6 million, compared with $19.2 million in the same quarter of 2017, representing 20.4% of total product sales for the second quarter of 2018. Product sales in Gulf Cooperation Council (“GCC”) countries were $3.3 million for the second quarter of 2018, compared with $0.3 million in the same quarter of 2017, representing 6.4% of total product sales for the second quarter of 2018, while product sales in other countries were $13.2 million, representing 25.4% of total product sales for the same quarter.

Total cost of revenues was $41.4 million in the second quarter of 2018, compared with $50.9 million in the same period of 2017. Cost for product sales was $38.2 million in the second quarter of 2018, compared with $46.2 million in the same period of 2017. Cost for service and others was $3.2 million in the second quarter of 2018, compared with $4.7 million in the same period of 2017.

Gross profit for the second quarter of 2018 was $14.0 million, compared with $27.6 million in the same period of 2017. Gross margin was 25.4% in the second quarter of 2018, compared with 35.2% in the same quarter of 2017.

Total operating expenses in the second quarter of 2018 were $23.7 million, compared with $29.6 million in the same quarter of 2017.

•             Fulfillment expenses in the second quarter of 2018 were $3.7 million, compared with $4.3 million in the same quarter of 2017. As a percentage of total net revenues, fulfillment expenses were 6.7% for the second quarter of 2018, compared to 5.5% in the same quarter of 2017 and 6.4% in the first quarter of 2018.

•             Selling and marketing expenses in the second quarter of 2018 were $11.3 million, compared with $18.1 million in the same quarter of 2017. As a percentage of total net revenues, selling and marketing expenses were 20.4% for the second quarter of 2018, compared to 23.1% in the same quarter of 2017 and 23.0% in the first quarter of 2018.

•             General and administrative (G&A) expenses in the second quarter of 2018 were $8.7 million, compared with $7.2 million in the same quarter of 2017. As a percentage of total net revenues, G&A expenses were 15.7% for the second quarter of 2018, compared with 9.1% in the same quarter of 2017 and 11.4% in the first quarter of 2018. G&A expenses in the second quarter of 2018 included $2.8 million in technology investments, compared with $2.7 million in the same quarter of 2017.

Loss from operations was $9.7 million in the second quarter of 2018, compared with a loss from operations of $2.0 million in the same quarter of 2017.

Net loss was $9.5 million in the second quarter of 2018, compared with a net loss of $1.8 million in the same quarter of 2017.

Net loss per American Depository Share (“ADS”) was $0.14 in the second quarter of 2018, compared with net loss per ADS of $0.03 in the same quarter of 2017. Each ADS represents two ordinary shares.

For the second quarter of 2018, the Company’s weighted average number of ADSs used in computing the loss per ADS was 66,646,520.

As of June 30, 2018, the Company had cash and cash equivalents and restricted cash of $41.7 million, compared with $54.6 million as of March 31, 2018.

Share Repurchase Program

On June 15, 2017, the Company announced the extension of its existing share repurchase program for an additional twelve month period from June 15, 2017 through June 14, 2018 to continue to repurchase up to the remaining balance of the $10 million of its American Depositary Shares (“ADSs”). As of June 30, 2018, the Company had repurchased a total of $7.2 million of its ADSs.

Conference Call

The Company will hold a conference call at 8:00 a.m. Eastern Time on Thursday, September 20, 2018 to discuss its financial results and operating performance for the second quarter 2018. To participate in the call, please dial the following numbers:

US Toll Free:	1-866-519-4004
Hong Kong Toll Free:	800-906-601
Mainland China:	400-620-8038
International:	+65-6713 5090
Passcode:	1091553

A telephone replay will be available two hours after the conclusion of the conference call through September 27, 2018. The dial-in details are:

US:	+1-646-254-3697
Hong Kong:	+852-3051-2780
International:	61-2-8199-0299
Passcode:	1091553

A live and archived webcast of the conference call will be available on the Company’s Investor Relations website at http://ir.lightinthebox.com.

About LightInTheBox Holding Co., Ltd.

LightInTheBox is a global online retail company that delivers products directly to consumers around the world. The Company offers customers a convenient way to shop for a wide selection of products at attractive prices through its www.lightinthebox.com, www.miniinthebox.com and other websites and mobile applications, which are available in 23 major languages and cover more than 80% of global Internet users.

For more information, please visit www.lightinthebox.com.

Investor Relations Contact

Christensen

Ms. Xiaoyan Su

Tel: +86 (10) 5900 3429

Email: ir@lightinthebox.com

OR

Christensen

Ms. Linda Bergkamp

Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

Forward-Looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets” and similar statements. Among other things, statements that are not historical facts, including statements about LightInTheBox’s beliefs and expectations, the business outlook and quotations from management in this announcement, as well as LightInTheBox’s strategic and operational plans, are or contain forward-looking statements. LightInTheBox may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LightInTheBox’s goals and strategies; LightInTheBox’s future business development, results of operations and financial condition; the expected growth of the global online retail market; LightInTheBox’s ability to attract customers and further enhance customer experience and product offerings; LightInTheBox’s ability to strengthen its supply chain efficiency and optimize its logistics network; LightInTheBox’s expectations regarding demand for and market acceptance of its products; competition; fluctuations in general economic and business conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in LightInTheBox’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and LightInTheBox does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Balance Sheets

(U.S. dollar in thousands)

	As of December 31,	As of June 30,
	2017	2018
ASSETS
Current Assets
Cash and cash equivalents	68,441	40,787
Restricted cash	1,573	876
Accounts receivable	3,433	2,343
Inventories, net	11,841	11,887
Prepaid expenses and other current assets	15,696	14,519
Total current assets	100,984	70,412
Property and equipment, net	920	920
Acquired intangible assets, net	210	210
Goodwill	690	690
Long-term rental deposit	671	671
Long-term investment	5,262	5,320
TOTAL ASSETS	108,737	78,223

LIABILITIES
Current Liabilities
Accounts payable	22,430	12,519
Advance from customers	10,110	10,014
Accrued expenses and other current liabilities	20,727	20,058
Total current liabilities	53,267	42,591
TOTAL LIABILITIES	53,267	42,591

EQUITY
Ordinary shares	11	11
Treasury shares, at cost	(23,907)	(27,261)
Additional paid-in capital	238,851	239,883
Accumulated deficit	(159,286)	(176,681)
Accumulated other comprehensive loss	(199)	(320)
TOTAL EQUITY	55,470	35,632
TOTAL LIABILITIES AND EQUITY	108,737	78,223

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Operations

(U.S. dollar in thousands, except share data and per share data)

	Three-month Period Ended		Six-month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2017	2018	2017	2018
Net revenues
Product sales	73,652	52,064	138,428	118,032
Services and others	4,840	3,379	12,765	7,465
Total net revenues	78,492	55,443	151,193	125,497
Cost of revenues
Product sales	(46,173)	(38,160)	(87,205)	(84,050)
Services and others	(4,699)	(3,210)	(12,157)	(6,888)
Total cost of revenues	(50,872)	(41,370)	(99,362)	(90,938)
Gross profit	27,620	14,073	51,831	34,559
Operating expenses
Fulfillment	(4,347)	(3,700)	(8,095)	(8,180)
Selling and marketing	(18,091)	(11,318)	(33,296)	(27,396)
General and administrative	(7,180)	(8,711)	(15,014)	(16,710)
Total operating expenses	(29,618)	(23,729)	(56,405)	(52,286)
Loss from operations	(1,998)	(9,656)	(4,574)	(17,727)
Exchange (loss) gain on offshore bank accounts	(22)	14	(34)	(43)
Interest income	190	9	335	227
Loss before income taxes	(1,830)	(9,633)	(4,273)	(17,543)
Income taxes expenses	(13)	(1)	(21)	(3)
Gain from equity method investments	38	92	94	151
Net loss	(1,805)	(9,542)	(4,200)	(17,395)

Weighted average numbers of shares used in calculating loss per ordinary share
—Basic	137,717,629	133,293,041	137,736,836	133,679,564
—Diluted	137,717,629	133,293,041	137,736,836	133,679,564

Net loss per ordinary share
—Basic	(0.01)	(0.07)	(0.03)	(0.13)
—Diluted	(0.01)	(0.07)	(0.03)	(0.13)

Net loss per ADS (2 ordinary shares equal to 1 ADS)
—Basic	(0.03)	(0.14)	(0.06)	(0.26)
—Diluted	(0.03)	(0.14)	(0.06)	(0.26)

LightInTheBox Holding Co., Ltd.

Unaudited Condensed Consolidated Statements of Cash Flows

(U.S. dollar in thousands)

	Three-month Period Ended		Six-month Period Ended
	June 30,	June 30,	June 30,	June 30,
	2017	2018	2017	2018
Net loss	(1,805)	(9,542)	(4,200)	(17,395)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	194	153	425	305
Share-based compensation	515	514	1,013	1,019
Inventory write-down	568	793	906	1,190
Exchange loss (gain) on offshore bank accounts	22	(14)	34	43
Gain from equity method investments	(38)	(92)	(94)	(151)
Changes in operating assets and liabilities
Accounts receivable	115	972	357	1,025
Inventories	(692)	1,217	(34)	(1,239)
Prepaid expenses and other current assets	(1,645)	3,014	(3,410)	1,170
Accounts payable	(387)	(6,918)	(5,325)	(9,905)
Advance from customers	738	(1,410)	3,998	(98)
Accrued expense and other current liabilities	541	(930)	(1,192)	(554)
Long-term rental deposit	2	(6)	(9)	(6)
Net cash used in operating activities	(1,872)	(12,249)	(7,531)	(24,596)
Cash flows from investing activities
Payment for long-term investment	(2,950)	—	(2,950)	—
Purchase of property and equipment	(140)	(17)	(251)	(312)
Net cash used in investing activities[1]	(3,090)	(17)	(3,201)	(312)
Cash flows from financing activities
Proceeds from exercise of share options	23	13	23	13
Repurchase of ordinary shares	(344)	(421)	(580)	(3,355)
Net cash used in financing activities	(321)	(408)	(557)	(3,342)
Effect of exchange rate changes on cash and cash equivalents	113	(275)	130	(101)
Cash, cash equivalents and restricted cash beginning of period	85,087	54,612	91,076	70,014
Cash, cash equivalents and restricted cash end of period	79,917	41,663	79,917	41,663

Supplemental Cash Flow Data
Reconciliation of cash and cash equivalents to consolidated statements of cash flows:
Cash and cash equivalents as presented in consolidated balance sheets	78,439	40,787	78,439	40,787
Restricted cash and restricted cash equivalents as presented in consolidated balance sheets	1,478	876	1,478	876
Cash, cash equivalents and restricted cash as presented in consolidated statements of cash flows	79,917	41,663	79,917	41,663

[1] Note: As a result of new accounting standard adopted on January 1, 2018, the consolidated statements of cash flows were retrospectively adjusted to include restricted cash in cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The impact of the retrospective reclassification on cash flows of investing activities for the three-months and six-months ended June 30, 2017 was an increase of $189 thousand and  a decrease of $80 thousand, respectively.The impact of cash flows of investing activities for the three-months and six-months ended June 30, 2018 was a decrease of $506 thousand and a decrease of $698 thousand, respectively.